Exhibit 16.1

March 30, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read Item 4.01 of Form 8-K dated March 30, 2022 of Certara, Inc. (the Company) and are in agreement with the statements contained in the second, third and fifth paragraphs therein. We have no basis to agree or disagree with the statements in the first and fourth paragraphs.

Regarding the Company’s statement concerning the lack of internal control to prepare financial statements included in the third paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the Company’s 2021 annual consolidated financial statements.

Very truly yours,

/s/ CohnReznick LLP